Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)
	Year Ended June 30
	2007	2006	2005	2004	2003
Fixed charges:
Interest expense on indebtedness	$37,853	$42,381	$43,586	$45,324	$45,026
Amortization of debt issuance costs	1,300	1,487	1,556	1,960	2,500
Capitalized interest	269	1,866	418	67	70
Interest expense on portion of rent expense representative of interest	760	1,159	1,329	1,561	1,759
Total fixed charges	$40,182	$46,893	$46,889	$48,912	$49,355

Earnings:
Net income (loss) before provision for income taxes	$43,838	$684	$19,714	$(70,107)	$(42,016)
Fixed charges per above less capitalized interest	39,9103	45,027	46,471	48,845	49,285
Amortization of capitalized interest	809	685	657	652	647

Total earnings	$84,560	$46,396	$66,842	$(20,610)	$7,916

Ratio of earnings to fixed charges*	2.1x	0.0x	1.4x

Coverage deficiency		$(497)		$(69,522)	$(41,439)

*Earnings were inadequate to cover fixed charges during fiscal years 2006, 2004 and 2003.